Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-125032 on Form S-3 of our report (which expresses an unqualified opinion and contains explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets and the restatement of the consolidated financial statements described in Note 4), dated April 14, 2005, relating to the consolidated financial statements and financial statement schedule of Retail Ventures, Inc. and our report dated May 6, 2005, relating to management’s report on the effectiveness of internal control over financial reporting of Retail Ventures, Inc. appearing in the Annual Report on Form 10-K/A of Retail Ventures, Inc. for the year ended January 29, 2005.
/s/ Deloitte & Touche LLP
Columbus, Ohio
November 9, 2005